Amherst Pierpont Securities LLC and Subsidiary

**Consolidated Financial Statements and
Supplementary Schedules Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934 and Regulation 1.10(g) of
the Commodity Exchange Act**

**September 30, 2020
(Confidential Treatment Requested)**







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68282

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/19 (MM/DD/YY) AND ENDING 09/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amherst Pierpont Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

245 Park Avenue (15th Floor)
(No. and Street)

New York	New York	10167
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Vitale (646) 776-7769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Santangelo _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Amherst Pierpont Securities LLC _____ , as

of September 30 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Jennifer M. Martin
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01MA6344291
Qualified in New York County
Commission Expires June 27, 2024

_____ Signature

Chief Financial Officer
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [✓] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodities Futures Trading Commission Regulation 1.16



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Managers
Amherst Pierpont Securities LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of Amherst Pierpont Securities LLC and subsidiary (the Company) as of September 30, 2020, the related consolidated statements of income, changes in member's equity, changes in subordinated borrowings, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.



Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2016.

New York, New York
November 27, 2020

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2020
(Confidential Treatment Requested)

Assets

Cash	$	56,485,902
Cash segregated under federal regulations		9,147,934
Securities borrowed		761,094,201
Securities purchased under resale agreements at fair value		7,859,856,651
Deposits at clearing organizations		110,158,762
Receivable from broker-dealers and clearing organizations		563,541,946
Receivable from customers		16,689,248
Financial instruments owned, at fair value (including securities pledged of $4,495,039,431)		5,040,360,764
Accrued interest receivable		40,146,820
Fixed assets and leasehold improvements, net		3,115,276
Other assets		7,306,087
Total assets	$	14,467,903,591

Liabilities

Securities loaned	$	21,241,280
Securities sold under repurchase agreements at fair value		12,143,511,248
Payable to broker-dealers and clearing organizations		102,868,228
Payable to customers		29,529,762
Securities sold, not yet purchased, at fair value		1,620,969,187
Accrued interest payable		32,673,112
Other liabilities		149,854,347
Total liabilities		14,100,647,164
Commitments (Note 10)		

Member's equity

Member's equity		367,256,427
Total liabilities and member's equity	$	14,467,903,591

The accompanying notes are an integral part of these consolidated financial statements.

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Income
Year Ended September 30, 2020
(Confidential Treatment Requested)

Revenues		
Interest income	$	731,532,067
Interest expense		594,194,308
Net Interest income		137,337,759
Principal transactions, net		211,965,179
Structuring and advisory fees		8,166,370
Other income		929,667
Total revenues		358,398,975
Expenses		
Employee compensation and benefits		198,608,486
Communications and data processing		23,627,567
Brokerage, exchange and clearance fees		10,738,432
Professional services		4,424,785
Occupancy		4,062,024
Travel and entertainment		1,749,097
Depreciation and amortization		1,585,447
Other expenses		12,358,692
Total expenses		257,154,530
Income before taxes		101,244,445
Provision for income taxes		2,603,211
Net income	$	98,641,234

The accompanying notes are an integral part of these consolidated financial statements.

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Changes in Member's Equity
Year Ended September 30, 2020
(Confidential Treatment Requested)

Balance at September 30, 2019	$	334,397,496
Distributions		(65,782,303)
Net income		98,641,234
Balance at September 30, 2020	$	367,256,427

The accompanying notes are an integral part of these consolidated financial statements.

5

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Changes in Subordinated Borrowings
Year Ended September 30, 2020
(Confidential Treatment Requested)

Balance at September 30, 2019	$	-
Increases in subordinated borrowings		-
Decreases in subordinated borrowings		-
Balance at September 30, 2020	$	-

The accompanying notes are an integral part of these consolidated financial statements.

Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Cash Flows
Year Ended September 30, 2020
(Confidential Treatment Requested)

Cash flows from operating activities		
Net income	$	98,641,234
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		1,585,447
(Increase) decrease in operating assets		
Securities borrowed		435,547
Securities purchased under resale agreements		1,219,301,040
Deposits at clearing organizations		14,057,424
Receivable from broker-dealers and clearing organizations		(113,246,284)
Receivable from customers		206,726,226
Financial instruments owned, at fair value		265,250,952
Accrued interest receivable		24,333,594
Other assets		134,981
Increase (decrease) in operating liabilities		
Securities sold under repurchase agreements		(1,033,124,059)
Securities loaned		(39,947,610)
Payable to broker-dealers and clearing organizations		4,379,283
Payable to customers		977,122
Securities sold, not yet purchased, at fair value		(575,150,571)
Accrued interest payable		(9,659,972)
Other liabilities		91,146,587
Net cash provided by operating activities		155,840,941
Cash flows from investing activities		
Purchase of fixed assets and leasehold improvements		(1,465,579)
Net cash used in investing activities		(1,465,579)
Cash flows from financing activities		
Repayments of Secured bank loans payable		(50,000,000)
Distributions to parent		(65,782,303)
Net cash used in financing activities		(115,782,303)
Net increase in cash		38,593,059
Cash and restricted cash		
Beginning of year		27,040,777
End of year	$	65,633,836
Cash and restricted cash consists of:		
Cash	$	56,485,902
Cash segregated under federal regulations		9,147,934
	$	65,633,836
Supplemental disclosure of cash flow information		
Interest paid during the year	$	608,792,859
Income taxes paid during the year	$	1,955,000
Cash paid for amounts included in the measurement of lease liabilities	$	675,888
Right-of-use assets obtained in exchange for lease obligations	$	1,616,262

The accompanying notes are an integral part of these consolidated financial statements.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Financial Statements
September 30, 2020
(Confidential Treatment Requested)

---

1.   **Organization and Nature of Business**

Amherst Pierpont Securities LLC ("APSL"), is a limited liability company whose ultimate parent company is Pierpont Capital Holdings LLC (the "Parent" or the "Member"). APSL, headquartered in New York, provides institutional and middle market clients with access to a broad range of fixed income products including mortgage products, investment grade credit, U.S. Government and federal agency securities and structured products banking and advisory services.

APSL is a registered broker-dealer under the Securities Exchange Act of 1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also registered as an introducing broker with the Commodity Futures Trading Commission and a member of the National Futures Association.

APSL was designated as a Primary Dealer by the Federal Reserve Bank of New York ("FRBNY") effective May 6, 2019. As a Primary Dealer, APSL will serve as a direct trading counterparty to the FRBNY.

APSL self-clears the majority of its business on a delivery versus payment (DVP) and receive versus payment (RVP) basis. Non-agency mortgage backed securities settlements are cleared through Pershing LLC ("the Clearing Broker") on a fully-disclosed basis.

The accompanying consolidated financial statements refer to APSL and its subsidiary, Freedom Depository LLC, ("FDLLC"), together as the "Company". FDLLC, a limited liability company, was organized with the sole purpose of facilitating securitizations through the issuance and sale of securities.

2.   **Significant Accounting Policies**

Basis of Presentation
The Company's consolidated financial statements include the accounts of the Company and its subsidiary. All material intercompany balances have been eliminated. The Company's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

New Accounting Policy for Leases
In February 2016, the FASB established Topic 842, *Leases*, by issuing ASU No. 2016-02. This ASU, as amended, provides comprehensive guidance on the accounting and disclosure requirements for leases and increases transparency and comparability among organizations by requiring the recognition of all leases exceeding one year on the statement of financial position. Most prominent among the changes in the standard is the recognition of right-of-use assets and lease liabilities by lessees for leases classified as operating leases under current GAAP.
On October 1, 2019 the Company adopted ASC 842, *Leases* (ASC 842) using the effective date method of transition, which resulted in the recognition of right-of-use assets and lease liabilities each at $1,693,296, with no cumulative-effect adjustment to the opening balance of member's equity as of the date of adoption. Adoption of ASC 842 did not have a material impact on the Company's expenses reflected in rent and occupancy on the consolidated statement of income. Upon transition to ASC 842, the Company elected the package of practical expedients, and therefore, did not reassess: (1) whether an expired or existing contract is a lease or contains an

embedded lease; (2) lease classification of an expired or existing lease; (3) capitalization of initial direct costs for an expired or existing lease.

Use of Estimates
The preparation of the consolidated financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash
Cash at September 30, 2020 is comprised of cash in bank accounts totaling $56,485,902. For purposes of the consolidated statement of cash flows, restricted cash is comprised of cash segregated under federal regulations. This cash is held within a special reserve bank account for the benefit of customers.

Cash Segregated Under Federal Regulations
Cash segregated under federal regulations at September 30, 2020 of $9,147,934 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

Collateralized Agreements
Transactions involving borrowed securities, securities loaned, securities purchased under resale agreements ("resale agreements") or securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized agreements or financings. The Company elected to account for its resale and repurchase agreements at fair value under the fair value option. For further discussion, please refer to footnote 5 of the consolidated financial statements. Securities borrowed and securities loaned are recorded at the amount of cash collateral deposited or received. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Interest on such contracts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to broker-dealers and clearing organizations.

Financial Instruments Owned and Securities Sold, Not Yet Purchased, at Fair Value
The sales and trading of financial instruments are recorded on the trade date. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are reported net in the consolidated statement of financial condition. Financial instruments owned and securities sold, not yet purchased, are carried at fair value. The Company offsets long and short positions for a particular security recorded at fair value when the long and short positions have identical Committee on Uniform Security Identification Procedures numbers ("CUSIPs").

Fixed Assets and Leasehold Improvements
Fixed assets are carried at cost, net of accumulated depreciation. Furniture and equipment are depreciated on a straight-line basis over the estimated useful life of the asset of three to five years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining term of the related lease. Computer equipment

and software are depreciated on a straight-line basis over the estimated useful life of the asset of three years.

Other Assets and Other Liabilities
Other assets primarily represent prepaid expenses, including certain prepaid employee compensation, and security deposits and right of use asset for leased offices.

Other liabilities include accrued compensation, other accrued expenses, lease liabilities and cash collateral received from counterparties.

Revenue Recognition
Principal transaction revenues are generated primarily from the sales and trading of fixed income securities and exchange traded derivatives. Revenues from these principal transactions are recognized on a trade date basis as transactions occur. Additionally, interest income and interest expense are recorded on an accrual basis on outstanding security positions and from collateralized agreements.

Structuring and advisory fees are primarily comprised of referral fees earned where the Company refers institutional clients to entities participating in real estate financing transactions. The transaction price is based on an agreed-upon percentage of the loan amount. Revenue is recognized at a point-in-time, shortly after the funding date, when the performance obligation (i.e. referral of clients results in a funded loan) is satisfied, as the Company believes that it is the appropriate point in time as there are no significant actions which the Company needs to take subsequent to this date and the underwriting entity obtains the control and benefit of the referral service in the offering at that point.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* which is part of ASC Topic 606 and defines how companies report revenues from contracts with customers. This accounting update aims to clarify the principles of revenue recognition, develop a common revenue recognition standard across all industries for U.S. GAAP and provide enhanced disclosures for users of the financial statements. The core principle of this guidance is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Most of the Company's recorded revenues are generated in accordance with FASB ASC Topic 825, Financial Instruments, which are explicitly excluded from the scope of the guidance.

Securitization Activities
The Company engages in securitization activities related to commercial mortgage loans and mortgage-backed and other asset-backed securities. Such transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. The gain or loss on sale of such financial assets is recorded as principal transactions and is based upon their respective fair values at the date of sale. The Company does not retain any financial interests in the assets securitized.

Equity Based Compensation
The Company measures and recognizes equity based compensation for all equity awards based on their estimated fair value as measured on the grant date. These costs are recognized as an expense in the consolidated statement of income over the requisite service period. Expected

forfeitures are included in determining equity-based employee compensation expense. See footnote 15 for further information on equity based compensation.

Income Taxes
Under applicable federal and state laws, the taxable income or loss of a limited liability company is allocated to each member based upon its ownership interest. Each member's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Company is subject to the Unincorporated Business Tax ("UBT") in the City of New York and other jurisdictions for which it records an income tax provision. The Company is included in the Parent's consolidated income tax returns in the applicable U.S. federal, state and local jurisdictions and generally is subject to examination by the respective jurisdictions for three years from the filing of a tax return.

3. **Receivable from and Payable to Broker-Dealers and Clearing Organizations**

At September 30, 2020, receivable from and payable to broker-dealers consist of the following:

	Receivable	Payable
Receivable related to pending trades, net	$ 503,170,441	$ -
Commodities and clearing brokers	36,273,563	3,191,663
Accrued interest	7,325,904	8,217,164
Fails to deliver / receive	16,772,038	91,459,401
	$ 563,541,946	$ 102,868,228

The Company has an agreement with the Clearing Broker to clear certain customers' securities transactions on a fully disclosed basis. The agreement also includes provisions related to proprietary accounts of introducing brokers and dealers ("PAB"). The agreement provides for clearing charges at a fixed rate multiplied by the number of trades executed by the Company. Amounts due to the Clearing Broker consist primarily of the net funds from the settlement of trades and clearing and funding charges.

4. **Receivable from and Payable to Customers**

Receivable from customers includes debit balances related to securities trades of $16,057,801 which have reached the contractual settlement date and other receivables of $631,447.

Payable to customers includes credit balances related to securities trades which have reached the contractual settlement date of $26,382,363, excess cash collateral received related to off-balance sheet transactions of $2,429,162 and other payables of $718,237.

5. **Collateralized Agreements**

The Company has pledged $4,495,039,431 of its financial instruments owned to counterparties that have the right to repledge these securities. The Company has no financial instruments pledged to counterparties that do not have the right to repledge the securities.

The Company has the right to sell or repledge all of the securities it has received under securities borrowed and securities resale agreements. These repledged securities have been used in the normal course of business.

At September 30, 2020, the Company has securities borrowed, resale agreements, securities loaned and repurchase agreements as follows:

	Securities Borrowed	Resale Agreements
Gross balance	$ 761,094,201	$ 32,218,733,495
Fair value of collateral received	$ 743,379,767	$ 32,351,731,917

	Securities Loaned	Repurchase Agreements
Gross balance	$ 21,241,280	$ 36,503,281,960
Fair value of collateral pledged	$ 20,900,281	$ 36,670,999,773

The Company's counterparties to its repurchase agreements have the right by contract to sell or re-pledge the Company's pledged securities. At September 30, 2020, the Company had off-balance sheet forward commitments to enter into resale and repurchase agreements in the amounts of $9,222,620,224 and $8,860,614,532, respectively.

The Company has had no transfers accounted for as sales in transactions that are economically similar to repurchase agreements during the year ended September 30, 2020. The Company has no repurchase to maturity transactions as of September 30, 2020.

The following table summarizes, by tenor and underlying collateral, repurchase agreements and securities loaned transactions accounted for as secured borrowings as of September 30, 2020:

	September 30, 2020				
	Remaining Contractual Maturity of the Agreements				
Repurchase agreements	Overnight and Continuous	Up to 30 Days	30 - 90 Days	Greater than 90 Days	Total
U.S. Treasury securities	$ 10,255,531,052	$ 1,247,250,000	$ 1,620,687,500	$ 7,137,375,000	$ 20,260,843,552
U.S. Government agency debt	476,909,185	-	-	-	476,909,185
Mortgage-backed securities - US Agency	4,563,953,686	3,284,589,030	2,049,999,303	5,400,000,000	15,298,542,019
Mortgage-backed securities - Non-agency	95,704,976	39,752,000	-	-	135,456,976
Corporate debt securities	298,289,498	5,890,730	-	27,350,000	331,530,228
Total Repurchase agreements	15,690,388,397	4,577,481,760	3,670,686,803	12,564,725,000	36,503,281,960
Securities loaned					
U.S. Treasury securities	$ -	$ -	$ -	$ -	$ -
Corporate debt securities	21,241,280	-	-	-	21,241,280
Total Securities loaned	21,241,280	-	-	-	21,241,280
Gross amount of Repurchase Agreements and Securities Lending Transactions Accounted for as Secured Borrowings	$ 15,711,629,677	$ 4,577,481,760	$ 3,670,686,803	$ 12,564,725,000	$ 36,524,523,240
Netting applied in accordance with applicable accounting guidance					(24,361,819,000)
Unrealized (gains) losses					2,048,288
Repurchase Agreements and Securities Lending Transactions reported in the consolidated statement of financial condition					$ 12,164,752,528

Offsetting of Collateralized Agreements

To manage exposure to credit risk associated with securities financing transactions, the Company may enter into master netting agreements and collateral arrangements with counterparties. Generally, transactions are executed under standard industry agreements, including, but not limited to, master securities lending agreements (securities lending transactions) and master repurchase agreements (repurchase transactions). A master agreement creates a single contract under which all transactions between two counterparties are executed allowing for trade aggregation and a single net payment obligation. Master agreements provide protection in bankruptcy in certain circumstances and, where legally enforceable, enable receivables and payables with the same counterparty to be settled or otherwise eliminated by applying amounts due against all or a portion of an amount due from the counterparty or a third party. In addition, the Company enters into customized bilateral trading agreements and other customer agreements that provide for the netting of receivables and payables with a given counterparty as a single net obligation.

In the event of the counterparty's default, provisions of the master agreement permit acceleration and termination of all outstanding transactions covered by the agreement such that a single amount is owed by, or to, the non-defaulting party. In addition, any collateral posted can be applied to the net obligations, with any excess returned; and the collateralized party has a right to liquidate

the collateral. Any residual claim after netting is treated along with other unsecured claims in bankruptcy court. The following table summarizes collateralized transactions as of September 30, 2020.

	Gross Amount	Gross Amounts Offset in the Statement of Financial Condition	Unrealized gains (losses)	Net Amount Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition (a)		Net Amount
					Financial Instruments	Cash Collateral Received	
Assets:							
Derivatives	$ 11,912,192	$ (16,275)	$ -	$ 11,895,917	$ 11,895,917	$ -	$ -
Securities Borrowed	761,094,201	-	-	761,094,201	742,467,286	-	18,626,915
Resale Agreements	32,218,733,495	(24,361,819,000)	2,942,156	7,859,856,651	7,769,779,981	-	90,076,670
Liabilities:							
Derivatives	15,192,049	(16,275)	-	15,175,774	15,175,774	-	-
Securities Loaned	21,241,280	-	-	21,241,280	20,249,624	-	991,656
Repurchase Agreements	36,503,281,960	(24,361,819,000)	(2,048,288)	12,143,511,248	12,143,511,248	-	-

(a) Under master netting agreements with our counterparties, we have the legal right of offset with a counterparty, which incorporates all of the counterparty's outstanding rights and obligations under the arrangement. These balances reflect additional credit risk mitigation that is available by counterparty in the event of a counterparty's default, but which are not netted in the balance sheet because other netting provisions of U.S. GAAP are not met.

6.   Fair Value Option for Resale and Repurchase Agreements

FASB ASC 825, Financial Instruments, provides an option that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The Company has elected the fair value option for resale agreements and for repurchase agreements. This option has been elected as the Company believes that its overall performance is more accurately measured when term resale and repurchase agreements are reported at their fair values. At September 30, 2020, resale agreements had unrealized gains of $2,942,156 and repurchase agreements had unrealized losses of $2,048,288, and are included in principal transactions in the consolidated statement of income.

7.   **Fair Value**

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's financial instruments owned, at fair value, and financial instruments sold, but not yet purchased, at fair value, are reflected in the consolidated statement of financial condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2   Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Inputs are unobservable for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

The fair values of certain financial instruments including cash, securities borrowed and loaned, receivables from and deposits with clearing organizations and broker-dealers, security deposits, receivable from and payable to customers, accrued interest receivable and payable, payables to broker-dealers, and accrued payables are considered to approximate their respective carrying values due to their liquidity and short-term nature. These assets and liabilities are considered to be Level 2.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

U.S. Government and Federal Agency Securities
U.S. Treasury Securities: U.S. Treasury securities are measured based on quoted market prices and categorized within Level 1 of the fair value hierarchy.

U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are measured primarily based on quoted market prices obtained from external pricing services and are generally categorized within Level 2 of the fair value hierarchy.

Residential Mortgage-Backed Securities
Agency and Non-agency residential mortgage-backed securities: U. S. Agency and Non-agency residential mortgage-backed securities include mortgage pass-through securities (fixed and adjustable rate), collateralized mortgage obligations and interest-only and principal-only securities and are generally measured using market price quotations from external pricing services and categorized within Level 2 of the fair value hierarchy. In some instances, Non-agency residential mortgage-backed securities are measured using inputs to a valuation methodology that include quoted prices for similar assets or liabilities in active markets or inputs that are observable for the asset or liability either directly or indirectly for substantially the full term of the financial instrument. These securities are categorized within Level 2 of the fair value hierarchy.

Corporate Debt Securities and Foreign Sovereign Debt
Corporate bonds and foreign sovereign debt are measured primarily using pricing data from external pricing services and broker quotations, and where available, prices observed for recently executed market transactions. Corporate bonds measured using these valuation methods are categorized within Level 2 of the fair value hierarchy.

Resale and Repurchase Agreements
To estimate the fair value of resale and repurchase agreements, cash flows are first evaluated taking into consideration the value and relative availability of the underlying collateral which are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based upon readily observable pricing information, such resale and repurchase agreements are classified within Level 2 of the valuation hierarchy.

Exchange Traded Futures and Options
Where quoted prices for identical instruments are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include exchange traded futures and options, for which there are quoted prices in active markets.

The following table presents the financial instruments carried on the consolidated statement of financial condition by level within the fair value hierarchy as of September 30, 2020.

	Level 1	Level 2	Level 3	Balance as of September 30, 2020
Financial instruments owned, at fair value				
U.S. Treasury securities	$ 1,314,417,479	$ -	$ -	$ 1,314,417,479
U.S. Government agency debt	-	197,973,258	-	197,973,258
Mortgage-backed securities - US Agency	-	3,152,532,355	-	3,152,532,355
Mortgage-backed securities - Non-agency	-	122,643,127	-	122,643,127
Corporate debt securities	-	222,049,045	-	222,049,045
Foreign sovereign debt	-	18,849,583	-	18,849,583
Exchange traded options	40,625	-	-	40,625
Forward settling securities trades	-	11,676,034	-	11,676,034
Forward settling repos and resales	-	179,258	-	179,258
Total	$ 1,314,458,104	$ 3,725,902,660	$ -	$ 5,040,360,764
Resale agreements	$ -	$ 7,859,856,651	$ -	$ 7,859,856,651
Securities sold, not yet purchased, at fair value				
U.S. Treasury securities	$ 1,370,143,770	$ -	$ -	$ 1,370,143,770
U.S. Government agency debt	-	37,382,290	-	37,382,290
Corporate debt securities	-	198,267,353	-	198,267,353
Forward settling securities trades	-	15,175,774	-	15,175,774
Total	$ 1,370,143,770	$ 250,825,417	$ -	$ 1,620,969,187
Repurchase agreements	$ -	$ 12,143,511,248	$ -	$ 12,143,511,248

There were no transfers between Level 1 and Level 2 during the year.

8. **Derivatives Activities**

Derivatives contracts are financial instruments whose value is based upon the value of the underlying asset prices, indices, reference rates or any combination of these factors. The Company uses exchange-traded options and futures, credit default swaps, and forward settling securities trades as part of its trading business, as well as to actively manage risk exposures that arise from its trading in cash instruments. Unrealized gains and losses on these derivative contracts are recognized currently in the consolidated statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815 because all financial instruments are recorded at fair value with changes in fair values reflected in net income.

Futures and Forwards. Contracts that commit counterparties to purchase or sell financial instruments, commodities or currencies in the future.

Swaps. Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments, commodities, currencies or indices.

Amherst Pierpont Securities LLC and Subsidiary
Notes to Consolidated Financial Statements
September 30, 2020
(Confidential Treatment Requested)

Options. Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments, commodities or currencies within a defined time period for a specified price.

Forward Settling Securities and Repo Trades. The Company's activities in forward settling trades include transactions in securities that are to be announced ("TBAs") and transactions in which the settlement date is a date beyond the time generally established by regulations or conventions in the market place or exchange in which the transaction is executed. These financial instruments expose the Company to varying degrees of market and credit risk.

The Company records its derivative trading activities at fair value. Derivative assets and liabilities related to exchange traded options and forward trades are presented net, when the right of offset exists, and are included in "Financial instruments owned, at fair value" and "Securities sold, not yet purchased, at fair value," respectively in the consolidated statement of financial condition. Derivative assets and liabilities related to futures and credit default swaps are the result of margin placed with brokers and are included in Receivable from broker dealers and clearing organizations in the consolidated statement of financial condition. Exchange traded options are considered Level 1 in the valuation hierarchy and forward trades, futures and credit default swaps are considered Level 2 in the valuation hierarchy.

	September 30, 2020			Principal Transaction Gain (Loss), net Year ended September 30, 2020
	Notional Value	Asset Derivatives	Liability Derivatives	
Exchange traded futures and credit default swaps	$ 2,703,010,000	$ -	$ -	$ (23,228,122)
Exchange traded options	55,000,000	40,625	-	(1,430,587)
Forward settling securities trades	27,874,346,593	11,676,034	15,175,774	(83,553,437)
Forward settling repos and resales	18,083,234,756	179,258	-	3,237,894
	$ 48,715,591,349	$ 11,895,917	$ 15,175,774	$ (104,974,252)

9. **Fixed Assets and Leasehold Improvements, Net**

Fixed assets and leasehold improvements, net consisted of the following at September 30, 2020:

	Cost	Accumulated depreciation and amortization	Fixed assets and leasehold improvements, net
Computer equipment and software	$ 10,487,815	(8,894,558)	1,593,257
Leasehold improvements	4,887,011	(3,489,784)	1,397,227
Furniture and office equipment	1,285,971	(1,161,179)	124,792
	$ 16,660,797	(13,545,521)	3,115,276

Depreciation and amortization for the year ended September 30, 2020 was as follows:

Computer equipment and software	$	822,770
Leasehold improvements		634,691
Furniture and office equipment		127,986
Total depreciation and amortization	$	1,585,447

10.   Commitments, Contingencies and Guarantees

The Company has entered into employment contracts in which the Company agreed to make guaranteed cash payments totaling $1,987,332 to be paid as follows:

Year ended September 30,		
2021	$	1,880,665
2022		106,667
	$	1,987,332

Representations and Warranties
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's potential exposure under the arrangements would involve potential future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote based on currently available information.

Contingencies
In the normal course of business, the Company may be named as a defendant in certain litigation, arbitrations and regulatory actions arising out of its activities as a broker-dealer in securities. Management believes, based on information currently available, that the results of such actions will not have a material adverse effect on the Company's financial condition.

Other Guarantees
The Company is a member of various clearing organizations. In the normal course of business the Company provides guarantees to these securities clearing organizations. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearing organization, other members would be required to meet these shortfalls. To mitigate these performance risks, the clearing organizations often require members to post collateral. The Company's obligations under such guarantees are deemed remote. Accordingly, no liability has been recognized for these arrangements.

11.   Leases

The Company leases office space under operating leases with maturity dates ranging from August 2021 to January 2025. Some of the leases may include an option to renew the lease, but the Company generally does not include optional periods as part of the lease term, unless it is

reasonably certain that the Company will exercise the option(s). The Company generally prepays the rent. In addition to rent payments, the operating leases may also require payment for real estate taxes, insurance costs, common area maintenance, and utilities. These payments typically are not fixed. The Company accounts for these costs as variable payments and excludes them from the monthly fixed rent payment amounts included in the lease liability calculations.

The operating lease liability consists of the fixed rental payments discounted to present value using the Company's incremental borrowing rate (IBR) for each lease, as the rate implicit in the lease is generally not readily determinable.

The Company has elected to account for lease components and non-lease components associated with its leases (e.g., common area maintenance costs) as a single lease component for its real estate and equipment leases, as permitted by the lease accounting guidance. Additionally, the Company has also elected the short-term lease exemption, which exempts the company from recognizing the right-of-use assets and lease liabilities for leases with terms of 12 months or less.

At September 30, 2020 the Company's right of use asset and lease liabilities are $1,616,262 and $1,714,452, respectively, which are included in other assets and other liabilities in the consolidated statement of financial condition.

The following table summarizes the Company's weighted-average remaining lease term and the weighted-average discount rate as of September 30, 2020:

	September 30, 2020
Weighted-average remaining lease term	3.1 Years
Weighted-average discount rate	8.61%

The following table details certain components of rent and occupancy expense for the year ended September 30, 2020:

	Location in the consolidated statement of income	Year ended September 30, 2020
Operating lease cost	Occupancy	$ 774,078
Variable lease cost	Occupancy	249,854
Short term lease cost	Occupancy	139,904
		$ 1,163,836

The following table presents the maturity analysis of the Company's operating lease liabilities as of September 30, 2020:

Year ended September 30,		
2021	$	746,822
2022		570,737
2023		387,545
2024		219,251
2025		35,481
Total lease payments		1,959,837
less: Imputed Interest		(245,385)
Present value of lease liabilities	$	1,714,452

12.   Variable Interest Entities

Variable interest entities ("VIEs") are entities in which equity investors lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary. The primary beneficiary is the party who has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity's economic performance and (2) an obligation to absorb losses of the entity or a right to receive benefits from the entity that could potentially be significant to the entity.

The Company determines whether it is the primary beneficiary of a VIE upon initial involvement with the VIE and reassess whether it is the primary beneficiary of a VIE on an ongoing basis. The determination of whether the Company is the primary beneficiary of a VIE is based upon the facts and circumstances for each VIE and requires significant judgment.

Considerations in determining the VIE's most significant activities and whether the Company has the power to direct those activities include, but are not limited to, the VIE's purpose and design and the risks passed through to investors, the voting interests of the VIE, management, service and/or other agreements of the VIE, involvement in the VIE's initial design and the existence of explicit or implicit financial guarantees.

Variable interests in a VIE are assessed both individually and in aggregate to determine whether the Company has an obligation to absorb losses of or a right to receive benefits from the VIE that could potentially be significant to the VIE. The determination of whether the Company's variable interest is significant to the VIE requires significant judgment. In determining the significance of the Company's variable interest, management considers the terms, characteristics and size of the variable interests, the design and characteristics of the VIE, the Company's involvement in the VIE and the Company's market-making activities related to variable interests.

FDLLC was formed for the limited purpose of purchasing assets and otherwise consummating and carrying out securitization activity for the Company. In the Company's securitization transactions, the Company transfers these assets to special purpose entities ("SPEs") and act as the placement or structuring agent for the beneficial interests sold to investors by the SPE. A significant portion of the Company's securitization transactions are securitization of assets issued or guaranteed by U.S. government agencies. These SPEs generally meet the criteria of variable interest entities; however the Company generally does not consolidate the SPEs as the Company is not considered the primary beneficiary for these SPEs.

The Company accounts for its securitization transactions as sales, provided it has relinquished control over the transferred assets. Transferred assets are carried at fair value with unrealized gains and losses reflected in principal transaction revenues in the consolidated statement of income prior to the identification and isolation for securitization. The Company generally receives cash proceeds in connection with the transfer of assets to an SPE.

Management has concluded that it is not required to consolidate the VIE's related to securitized transactions as the Company and FDLLC do not retain any economic interest in the transferred assets or an obligation to absorb losses or the right to receive benefits from the entity through the securitizations.

13. Off-Balance Sheet Risk

In the normal course of business, the Company's securities activities involve execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risk in the event customers or other counterparties are unable to fulfill their contractual obligations. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

As part of its normal trading activities, the Company may sell securities not yet purchased. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby creating a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis.

14. Related Parties

The Parent, the Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby the Parent incurs the costs of personnel, and other services. The Company and PFS reimburse the Parent for these costs under the SLA. Pursuant to the SLA, the Parent acts as the payroll administrator for the Company and collects funds from the Company for payment by a third-party payroll processing service organization to personnel that provide services to the Company. Employee compensation expense includes $56,971,479 for payments made to the Parent under the SLA during the year. Included in other liabilities is $138,439,137 of accrued expenses payable to the Parent under the SLA for personnel related expenses.

At September 30, 2020, there were no other amounts receivable or payable between the Company and Parent.

The Company and Pierpont Financial Services LLC, ("PFS"), an affiliate, have entered into a service level agreement ("SLA") whereby, the Company provides PFS with clearing services, the use of its New York office facility, computer equipment, software and other services. During the year ended September 30, 2020, the costs attributed to services provided to PFS were not material.

The Company's affiliate in Hong Kong, Amherst Pierpont International, Ltd, ("APIL"), provides introducing broker services whereby sales are referred to the Company. For the year ended September 30, 2020, Other expenses includes $2,520,000 paid to APIL under the introducing broker arrangement.

On October 10, 2014, the Parent acquired 100% of Amherst ASG Holdings LLC (including its subsidiary Amherst Securities Group, LP from Amherst Holdings, LLC ("AHLLC"). As part of that transaction, AHLLC received an equity interest in the Parent. The Parent has entered into a licensing agreement to use AHLLC's proprietary analytics platform under which it allocates the direct cost to the Company. During the year ended September 30, 2020, the Company has recognized $1,436,762 of this cost in communications and data processing expense in the consolidated statement of income.

During the year ended September 30, 2020, the Company had entered into advisory and financing transactions with AHLLC and its affiliates. The Company has recognized $945,700 in Structuring and advisory fees from transactions with AHLLC and its affiliates.

In addition, the Company uses office space of AHLLC in which it has recognized $84,000 in Occupancy expense during the year-ended September 30, 2020. The Company also subleases separate office space to AHLLC in which the proceeds received are applied to an accrued liability related to a previously recorded loss on the sublease. This accrued liability is not material and is included in Other liabilities in the consolidated statement of financial condition.

15. **Equity Based Compensation**

The Parent has a restricted equity incentive plan which, through Pierpont Employee Investments LLC ("PEIL"), provides for the grant of restricted equity units to eligible persons as incentives and rewards to encourage recipients to participate in the long term success of the Company. In February 2020, the Parent granted 1,000 profits units through PEIL. The issuance of these profits units is not material to the consolidated financial statements.

16. **Income Taxes**

For the year ended September 30, 2020, the Company was included in the Parent's consolidated tax returns and taxed as a U.S. Partnership and subject to the Unincorporated Business Tax (UBT) in the City of New York, as well as certain state and local minimum taxes. Therefore, the tax liability or benefit related to the Company's income or loss except for UBT and the state and local minimum taxes rests with the members. Income taxes are accounted for using the asset and liability method, as prescribed in guidance on Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The statutory rate being compared to the effective tax rate is the 4% UBT rate that is applicable for the City of New York. The difference between the tax provision and pre-tax book income at the statutory rate is due to income being apportioned outside of New York City for the year ended September 30, 2020. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance

---

is recorded against deferred tax assets if it is deemed more likely than not that those assets will not be realized. The Company has analyzed its tax positions with respect to income tax issues for open tax years and determined no material uncertain tax positions exist as of September 30, 2020. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the consolidated statement of income. There were no interest and penalties accrued at September 30, 2020.

17. **Regulatory Requirements**

APSL is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. APSL has elected to use the alternative method, permitted by the rule, which requires that it maintain minimum net capital, equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. The Company is also subject to the capital requirements of the CFTC Regulation 1.17 and requirements of the National Futures Association. At September 30, 2020, APSL had net capital, as defined, of $343,941,229, which exceeded its minimum requirement of $1,558,759 by $342,382,470. Proprietary balances if any held at the Company's clearing broker ("PAB assets") are considered allowable assets for net capital purposes, pursuant to an agreement between the Company and the clearing broker, as the clearing broker performs a computation of PAB assets and segregates certain balances on behalf of the Company, as applicable.

APSL is also subject to Rule 15c3-3 of the Securities and Exchange Commission. At September 30, 2020, APSL computed the reserve requirement for customers and was required to segregate $2,388,085 in the special reserve bank account for the exclusive benefit of customers. At September 30, 2020 the amount held on deposit in the special reserve bank account was $9,147,934.

The regulatory requirements referred to above also restrict the Company's ability to withdraw capital. Prior written notification and approval from the regulators is required for withdrawals exceeding 30 percent of the Company's excess net capital and also where the Company's net capital would be less than 25 percent of deductions from net worth in computing net capital.

18. **Subsequent Events**

The Company made capital distributions to its Parent totaling $1,000,000 during October 2020. During November 2020, the Compensation Committee approved the payment of discretionary bonus liabilities for payment to employees during December 2020. This accrued liability is included in Other liabilities in the consolidated statement of financial condition at September 30, 2020.

Supplementary Schedules

Amherst Pierpont Securities LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Regulation 1.17 of the Commodity Futures Trading Commission
September 30, 2020
(Confidential Treatment Requested)   Schedule I

Computation of net capital

Total member's equity		$ 367,256,427
Allowable credits		130,097,406
Total member's equity qualified for net capital		497,353,833
Deductions and/or charges		
Non-allowable assets		
Securities owned not readily marketable	$ 29,112,735	
Unsecured unrealized gains	10,092,899	
Broker/Dealer Receivables - Other	179,160	
Receivable from affiliate	4,121	
Fixed assets and leasehold improvements, net	3,115,276	
Prepaid expenses and other	4,823,341	
Total Non-allowable assets		47,327,532
Aged fails to deliver		1,480,838
Futures related capital charges		7,141,008
Other deductions and/or charges		5,801,295
Total deductions and/or charges		61,750,673
Net capital before haircuts on securities positions		435,603,160
Haircuts on securities		91,661,931
Net Capital		343,941,229
Computation of basic net capital requirements		
Minimum net capital required (calculated as the greater of 2 percent of aggregate debit balances arising from customer transactions or $250,000)		1,558,759
Excess Net Capital		$ 342,382,470

There are no material differences between the amounts presented in the computation of net capital under the Securities and Exchange Commission Rule 15c3-1 and the corresponding amounts prepared by APSL in its amended unaudited Form X-17A-5 Part IIA FOCUS filed on November 27, 2020.

See accompanying report of Independent Registered Public Accounting Firm.

Amherst Pierpont Securities LLC
Computation of Reserve Requirements Under Rule 15c3-3 of the
Securities and Exchange
September 30, 2020
(Confidential Treatment Requested)   **Schedule II**

Credit balances

Free credit balances and other credit balances in customers' security accounts	$	16,230,376
Credit balances in firm accounts which are attributable to principal sales to customers		14,240,470
Total credits		30,470,846

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection	$	16,057,801
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities fail to deliver		124,084
Failed to deliver of customers' securities not older than 30 calendar days		12,769,415
Aggregate debit items		28,951,300
Less: 3% of aggregate debit items		868,539
Total debits		28,082,761

Reserve Computation

Excess of total credit over total debits	$	2,388,085

Deposits to special reserve bank account

Amount held on deposit as of September 30, 2020		9,147,934
Subsequent Deposit (Withdrawal)		-
Amount held on deposit after withdrawal	$	9,147,934

There are no material differences between the amounts presented in the computation of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission and the corresponding amounts prepared by APSL in its amended unaudited Form X-17A-5 Part IIA FOCUS filed on November 27, 2020.

See accompanying report of Independent Registered Public Accounting Firm.

Amherst Pierpont Securities LLC
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2020
(Confidential Treatment Requested)   **Schedule III**

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$	-
A. Number of items		None
2 Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	-
A. Number of items		None

There are no material differences between the amounts presented above under Securities and Exchange Commission Rule 15c3-3 and the corresponding amounts prepared by APSL in its amended unaudited Form X-17A-5 Part IIA FOCUS filed on November 27, 2020.

See accompanying report of Independent Registered Public Accounting Firm.

**Report of Independent Registered Public Accounting Firm on
Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16**



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

**Report of Independent Registered Public Accounting Firm
on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16**

The Board of Managers and Management
Amherst Pierpont Securities LLC:

In planning and performing our audit of the consolidated financial statements of Amherst Pierpont Securities LLC and its subsidiary (the Company) as of and for the year ended September 30, 2020, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the CFTC. Because the Company is an introducing broker (as defined by CFTC Regulations 1.3(mm)), we did not review the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's consolidated financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses or significant deficiencies. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2020, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Board of Managers, management, the CFTC, National Futures Association, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
November 27, 2020

2